UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                       ELECTRONIC SENSOR TECHNOLOGY, INC.
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                                (Name of Issuer)

                                  Common Stock
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                              (Title of Securities)

                                   285835 10 4
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                                 (CUSIP Number)

                       ELECTRONIC SENSOR TECHNOLOGY, INC.
                           1077 Business Center Circle
                             Newbury Park, CA 91320
                                 (805) 480-1994
                            Attention: Francis Chang
          (Names, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                February 1, 2005
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.                                                      Page 1 of 4 Pages
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1     Names of Reporting Persons
      IRS Identification Nos. of Above Persons

      TEONG LIM

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2     Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) |_| Not Applicable

      (b) |_| Not Applicable

      Not Applicable

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3     SEC Use Only

4     Source of Funds SC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

      Not Applicable

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6     Citizenship or Place of Organization      United States
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Number of Shares Beneficially Owned by Each Reporting Person With:

7     Sole Voting Power    5,247,908

8     Shared Voting Power      Not Applicable

9     Sole Dispositive Power    5,247,908

10    Shared Dispositive Power   Not Applicable
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11    Aggregate Amount Beneficially Owned by Each Reporting Person 5,247,908

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12    Check if the  Aggregate  Amount in Row (11) Excludes  Certain  Shares (See
      Instructions)  |_|

      Not Applicable

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13    Percent of Class Represented by Amount in Row (9)     9.6%

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14    Type of Reporting Person (See Instructions) IN

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

ITEM 1. SECURITY AND ISSUER.

This statement relates to the common stock ("Common Stock") of Electronic Sensor Technology, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of Electronic Sensor Technology, Inc. are located at 1077 Business Center Circle, Newbury Park, California 91320.

ITEM 2. IDENTITY AND BACKGROUND.

The identity of the person filing this statement is as follows:

a.    Name:               Teong Lim, an individual

b.    Business  Address:  1077 Business  Center Circle
                          Newbury Park,  California 91320

c.    Occupation:         Mr. Lim is a Director and a Vice President
                          of the Issuer

d. Mr. Lim has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e. Mr. Lim was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.    Mr. Lim is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 1, 2005, Teong Lim, through his wholly-owned limited liability company, TC Lim, LLC (both are referred to as "Lim"), was issued shares of common stock ("Common Stock") from Issuer, and warrants to purchase shares of Common Stock in connection with the mergers ("Mergers") of two wholly-owned subsidiaries of Issuer with and into L & G Sensor Technology, Inc., a California corporation, and Amerasia Technology, Inc., a California corporation, such that Issuer indirectly held all limited partnership interests of Electronic Sensor Technology, L.P. ("EST LP"), a California limited partnership. In connection with the Mergers, Lim converted 833,334 shares of Amerasia common stock into 3,851,520 shares of Issuer common stock. In addition, Lim also converted $359,643 in principal and accrued interest from EST LP promissory notes into 359,643 shares of Issuer common stock and warrants to purchase 179,822 shares of Issuer common stock exercisable at $1.00 per share. The warrants may only be exercised if the stock price is above $1.50 per share ("Warrants"). Lim also received 517,899 shares of Common Stock and 258,950 Warrants in connection with Amerasia's conversion of its EST LP promissory notes into Issuer equity securities. Finally, Mr. Lim holds options to purchase 80,000 shares of Common Stock at $1.00 per share.

ITEM 4. PURPOSE OF TRANSACTION.

Lim did not acquire the Common Stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, Lim has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although he may, in the future, in connection with his review of his investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Lim will develop any plans or proposals with respect to any of the foregoing actions. Any alternative which he best may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3  promulgated  under the Securities  Exchange Act of 1934,
Lim is considered the beneficial owner of a total of 5,247,908 shares of Issuer's Common Stock, representing approximately 9.6% of all issued and outstanding shares of Common Stock. Lim has sole voting power and sole power to dispose of the Common Stock. Other than the Mergers, Lim has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Lim.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 23, 2005



                                       /s/ Teong Lim
                                       -----------------------------------------
                                       Teong Lim